                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            _______________________

                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                            _______________________

                WINTHROP GROWTH INVESTORS 1 LIMITED PARTNERSHIP
                      a Massachusetts Limited Partnership
                           (Name of Subject Company)

                           LON-WGI ASSOCIATES L.L.C.
                                   (Bidder)

                            AP GP WIN MASTER, INC.
                                  (Co-Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                       (and assignee interests therein)
                                (Title of Class
                                of Securities)

                                     NONE
                            (CUSIP Number of Class
                                of Securities)
                            _______________________


          Michael L. Ashner                                   Copy to:
     LON-WGI Associates L.L.C.                             Mark I. Fisher
100 Jericho Quadrangle, Suite 214                      Rosenman & Colin LLP
  Jericho, New York  11735-2717                         575 Madison Avenue
           (516) 822-0022                         New York, New York  10022-2585
                                                            (212) 940-8877


                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                           Calculation of Filing Fee


                   Transaction                     Amount of
                   Valuation*                     Filing Fee

                    $3,025,000                      $605.00


         *For purposes of calculating the filing fee only. This amount assumes the purchase of 11,000 Units of Limited Partnership
Interest ("Units") of the subject company for $275 per Unit in cash.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

                        (continued on following pages)
                              (Page 1 of 9 Pages)

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CUSIP No.:  None                 14D-1                        Page 2 of 9 Pages


1.Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                         LON-WGI Associates L.L.C.



2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)
                                                                        (a)  /_/

                                                                        (b)  /_/

3.      SEC Use Only



4.      Sources of Funds (See Instructions)

                         AF; WC

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)

                                                                             /_/

6.      Citizenship or Place of Organization

                         Delaware

7.      Aggregate Amount Beneficially Owned by Each Reporting
        Person


                         5

8.      Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares (See Instructions)

                                                                             /_/

9.      Percent of Class Represented by Amount in Row (7)

                         Less than 1%


10.     Type of Reporting Person (See Instructions)

                         OO


CUSIP No.:  None                     14D-1                    Page 3 of 9 Pages


1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

                         AP GP Win Master, Inc.



2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)
                                                                        (a)  |_|

                                                                        (b)  |_|

3.      SEC Use Only




4.      Sources of Funds (See Instructions)

                         N/A

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)

                                                                             |_|

6.      Citizenship or Place of Organization

                         Delaware

7.      Aggregate Amount Beneficially Owned by Each Reporting
        Person


                         5*

8.      Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares (See Instructions)

                                                                             |_|

9.      Percent of Class Represented by Amount in Row (7)

                         Less than 1%



10.     Type of Reporting Person (See Instructions)

                         CO

--------
*  Represents Units owned by LON-WGI Associates L.L.C.

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                                                         Page 4 of 9 Pages

Item 1.           Security and Subject Company.

                  (a) The name of the subject company is Winthrop Growth Investors 1 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at One International Place, Boston, Massachusetts 02110.

                  (b) This Schedule relates to the offer by LON-WGI Associates L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 11,000 outstanding Units of Limited Partnership Interest (and assignee interests therein) ("Units") of the Partnership at $275 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 6, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The number of Units outstanding is set forth in "INTRODUCTION" in the Offer to Purchase and is incorporated herein by reference.

         (c)  The information set forth in "THE TENDER OFFER--
Section13.  Purchase Price Considerations" of the Offer to
Purchase is incorporated herein by reference.

Item 2.           Identity and Background.

                  (a)-(d) The information set forth in "INTRODUCTION", "THE TENDER OFFER -- Section 11. Certain Information Concerning the Purchaser" and Schedule 1 of the Offer to Purchase is incorporated herein by reference.


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                                                         Page 5 of 9 Pages


                  (e)-(f) During the last five years, neither the Purchaser, AP GP Win Master, Inc. nor, to the best of its knowledge, any of the persons listed in Schedule 1 of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

                  (g) The information set forth in Schedule 1 of the Offer to Purchase is incorporated herein by reference.

Item 3.           Past Contacts, Transactions or Negotiations With the
                  Subject Company.


                  (a)  The information set forth in "THE TENDER OFFER --
Section 9.  Certain Information Concerning the Partnership" and
"THE TENDER OFFER -- Section 10.  Conflicts of Interest and
Transactions with Affiliates" of the Offer to Purchase is incorporated herein by reference.

                  (b)  None.

Item 4.           Source and Amount of Funds or Other Consideration.

                  (a)  The information set forth in "THE TENDER OFFER--
Section 12. Source of Funds" of the Offer to Purchase is incorporated herein by reference.

                  (b)  Not applicable.

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                                                            Page 6 of 9 Pages


                  (c)  Not applicable.

Item 5.           Purpose of the Tender Offer and Plans or Proposals of the
                  Bidder.

                  (a)-(b)  The information set forth in "THE TENDER OFFER --
Section 8. Future Plans" of the Offer to Purchase is incorporated herein by reference.

                  (c)-(e)  Not applicable.


                  (f)-(g)  The information set forth in "THE TENDER OFFER --
Section 7. Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

Item 6.           Interest in Securities of the Subject Company.

                  (a)-(b) The information set forth in "INTRODUCTION" and "THE TENDER OFFER -- Section 11. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

                  The information set forth in "INTRODUCTION" and "THE TENDER OFFER -- Section 10. Conflicts of Interest and Transactions with Affiliates" of the Offer to Purchase is incorporated herein by reference.

Item 8.           Persons Retained, Employed or to be Compensated.

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                                                      Page 7 of 9 Pages

                  The information set forth in "THE TENDER OFFER -- Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9.           Financial Statements of Certain Bidders.

                  None.

Item 10.          Additional Information.

                  (a)      None.

                  (b)-(d)  The information set forth in "THE TENDER OFFER --
Section 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

                  (e)      None.

                  (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.          Material to be Filed as Exhibits.

                  (a)(1)   Offer to Purchase dated February 6, 1997.

                  (a)(2)   Letter of Transmittal.

                  (a)(3)   Cover Letter, dated February 6, 1997, from

                           LON-WGI Associates L.L.C. to Unitholders.

                  (b)-(f)  Not applicable.

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                                                          Page 8 of 9 Pages


                                  Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 6, 1997
                                       LON-WGI ASSOCIATES L.L.C.
                                       By: AP GP Win Master, L.P.

                                           By:  AP GP Win Master, Inc.,
                                                its General Partner

                                       By: AP Wem Associates L.P.,
                                           Member

                                           By:  AP GP Win Master, L.P.,
                                                its General Partner



                                       By:  /s/
                                            ---------------------------------
                                            Name:   Michael L. Ashner
                                            Title:  Vice President

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                                                            Page 9 of 9 Pages


                                 Exhibit Index

                                                                 Sequentially
Exhibit No.                    Description                       Numbered Page

(a)(1)      Offer to Purchase dated February 6, 1997............

(a)(2)      Letter of Transmittal...............................

(a)(3)      Cover Letter, dated February 6, 1997, from LON-WGI
            Associates L.L.C. to Unitholders....................